

January 3, 2011

Richard W. McCullough
Chairman, Chief Executive Officer, and President
Petroleum Development Corporation
1775 Sherman Street, Suite 3000
Denver, Colorado 80203

> **Re:** **Petroleum Development Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 4, 2010**
> **File No. 0-07246**

Dear Mr. McCullough:

We have reviewed your filing, and your response letter dated October 7, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits

1. We note your response to our prior comment one from our letter dated September 24, 2010. In your Form 10-Q for the Quarterly Period Ended September 30, 2010 filed on November 8, 2010, you have incorporated by reference certain exhibits that are subject to a confidential treatment order granted to another company. Please submit your own confidential treatment application for these exhibits or file them in their entirety. Please mark in the exhibit list any exhibits that are subject to a confidential treatment order or pending application.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director